EXHIBIT 10.30

SEVERANCE AGREEMENT AND RELEASE
BETWEEN
THE DIXIE GROUP, INC.
and
PAUL K. FRIERSON

A. INTRODUCTION

Paul K. Frierson is a salaried employee working in The Dixie Group, Inc.'s **North Georgia** Business Unit. Because of business conditions, The Dixie Group, Inc. is conducting a reduction in force among salaried employees in its North Georgia and Shared Services Business Units. As part of this reduction in force, your employment will end on **July 31, 2003,** which is the employee's "release date." In this Agreement "Employee" means **Paul K. Frierson,** and "Dixie" means The Dixie Group, Inc. The purpose of this Severance Agreement and Release (the "Agreement") is to state the conditions of Employee's termination and to resolve any dispute that might exist between Employee and Dixie.

B. SEVERANCE PAY FOR THE 2003 SALARIED REDUCTION IN FORCE

Dixie will offer severance pay to Employee as part of the 2003 Salaried Reduction in Force. As a result of the 2003 Salaried Reduction in Force, Employee will receive certain benefits in return for agreeing to work to the assigned release date, for agreeing to provide certain consulting services as directed by the Chairman and CEO of Dixie and for the employee signing a release of all claims in favor of Dixie and others. The severance payment is calculated based upon employee's base salary at the time of termination. This Severance Agreement and Release is the release Employee must sign to receive this severance benefit.

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C. DIXIE'S PROMISES TO EMPLOYEE

In return for the promises of Employee contained in this Agreement, Dixie promises to do the following:

(1) Dixie will pay Employee **$400,000.00.** This represents the severance amount Employee is eligible for in this reduction in force. This will pay you through **July 31, 2005.**

(2) Dixie will pay the sum in Paragraphs C.(1) by continuing Employee's salary until Employee has received the amount listed. Payments will be mailed to Employee's home on or after Employee's customary pay days. Direct deposit is not applicable to severance pay. Employee will start receiving checks for these payments after the effective date of this Agreement (please see Paragraph F.(13) to determine the effective date) or Employee's Release Date, whichever is later. From each payment, Dixie will make the required deductions for state and federal income taxes, FICA, etc.

D. EMPLOYEE'S PROMISES TO DIXIE

In exchange for the promises of Dixie contained in this Agreement, Employee promises to do the following:

(1) Employee agrees to work until Employee's assigned release date. Employee understands that if Employee resigns employment voluntarily prior to that date or is discharged, Employee will receive no severance benefits under this Agreement.

(2) Employee releases and discharges Dixie, any parent corporations, any subsidiaries, any related corporations, entities or persons, and all their employees, directors, and agents from all legal, equitable, and administrative claims that Employee may have against any of them. Employee agrees that this includes the waiver of any claims arising from Employee's

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employment with, or termination from, Dixie. This release specifically includes, but is not limited to, claims based upon or related to:

    (a)   The Age Discrimination in Employment Act;

    (b)   The Employee Retirement Income Security Act;

    (c)   The Workers Adjustment Retraining Notification Act;

    (d)   All other claims, including but not limited to, claims for attorneys' fees, arising under any federal, state, or local statutes, common law, ordinances, or equity.

(3) Employee waives any right Employee may have to recover in any proceeding that is based in whole or in part on claims released by Employee in this Agreement. For example, Employee waives any right to monetary recovery or reinstatement if such a charge or action is successfully brought against Dixie or is settled, whether by Employee, the EEOC, or by any other person or entity, including any state or federal agency.

(4) Employee agrees that this release includes any claim that Employee may have, including claims of which Employee may not presently be aware. This Agreement does not release any claims that may arise after Employee signs this Agreement.

(5) Employee agrees to return all documents, listings, keys, credit cards, and equipment of The Dixie Group, Inc. that is in Employee's possession. Should employee fail to return any equipment, Employee agrees to have the value of that equipment deducted from Employee's severance pay. If equipment is returned and is found to be in less than acceptable working condition, Employee agrees to be responsible for the required repair.

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E. MISCELLANEOUS TERMS AGREED TO BY THE PARTIES

In exchange for the promises made by and to Employee and Dixie, they mutually agree to the following terms:

(1)   **Either party may enforce this Agreement in court if the other party breaches it.**

(2)   **This Agreement may be used in a subsequent proceeding to enforce its terms.**

(3)   **The language of all parties of this Agreement shall be construed as a whole and according to its fair meaning, and not strictly for or against either party. It is expressly understood and agreed that any rule requiring construction of this Agreement against the drafter will not apply in any dispute involving the Agreement.**

(4)   **Dixie does not admit violating any state, federal, or local laws by entering into this Agreement.**

(5)   **The parties agree to the cancellation of the subscription agreement dated August 23, 1999 for 43,357 shares.**

(6)   **This Agreement contains the entire and only Agreement between Dixie and Employee. Both parties waive any oral or written promises or assurances that are not contained in, or expressly incorporated into, this Agreement.**

(7)   **If any provision of this Agreement is determined to be invalid or otherwise unenforceable, then that invalidity or unenforceability shall not affect any other provisions of this Agreement, which shall continue and remain in full force and effect.**

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F. EMPLOYEE'S ASSURANCES TO DIXIE

This Agreement is a legal document with legal consequences. Dixie wants to be certain Employee fully understands the legal effect of signing this Agreement. Employee, therefore, makes the following assurances:

(1)   I have carefully read the complete Agreement.

(2)   The Agreement is written in language that I understand.

(3)   I understand all of the provisions of this Agreement.

(4)   I understand that this Agreement is a waiver of any and all claims I may have against Dixie and all the other parties listed in Paragraph D.(2).

(5)   I also understand that this Agreement is a waiver of any and all claims of age discrimination I have under the Age Discrimination in Employment Act.

(6)   I willingly waive any and all claims, known or unknown, in exchange for the promises of Dixie in this Agreement. I understand, however, that I am not releasing any claims that arise after I sign this Agreement.

(7)   I want to enter this Agreement. I recognize that the Agreement is financially beneficial to me. I further acknowledge that the benefits I receive under this Agreement are benefits to which I am not already entitled.

(8)   I enter this Agreement freely and voluntarily. I am under no coercion or duress whatsoever in considering or agreeing to the provisions of this Agreement.

(9)   I have not relied on any representations, promises, or statements that are not contained in this Agreement.

(10)   I understand that this Agreement is a contract. As such, I understand that either party may enforce it.

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(11)   I have read and understand Attachment A to this agreement. Attachment A is information to me from Dixie regarding how various employee benefits are handled as a result of my termination.

(12)   I have read Attachment B to this Agreement. Attachment B has information regarding the 2003 Salaried Reduction in Force in Dixie's North Georgia and Shared Services Business Units. It describes the group of individuals from which employees were selected for the reduction in force and the offer of the severance package. It also describes the eligibility factors for the offer of severance package. Attachment B also includes information regarding the job titles and ages of all individuals who were in the group from which employees were selected or not selected for the reduction in force and the offer of the severance package.

(13)   I have been given a period of forty-five (45) days to decide whether to enter into this Agreement. This forty-five (45) day period has provided me with sufficient time to consider my options and to seek the advice of legal counsel, tax or financial advisors, family members, and anyone else whose advice I value.

(14)   After signing this Agreement, I have a period of seven (7) days to revoke it. I can revoke this Agreement by notifying W. Derek Davis, Dixie's Vice President of Human Resources, in writing of my decision to revoke the Agreement within the seven (7) day period. In fact, this Agreement is not effective until the eighth (8th) day after it is signed.

(15)   Dixie has urged me, in writing, to review this document with an attorney prior to signing.

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IN WITNESS THEREOF, we have hereunto set our hand and seal:

EMPLOYEE   **THE DIXIE GROUP, INC.**

<u>/s/ Paul K. Frierson</u>   **Date: 7/31/03**   By: <u>/s/ W. Derek Davis</u>   **Date: 7/31/03**
                                                                      Vice President of Human Resources

Return the original signed Severance Agreement and Release to:

W. Derek Davis
Vice President of Human Resources
The Dixie Group, Inc.
P.O. Box 12542
Calhoun, GA 30703-7010
(706) 625-7958

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ATTACHMENT A

THE DIXIE GROUP, INC.
2003 SALARIED REDUCTION IN FORCE

1. There will be no contributions or match under The Dixie Group, Inc. qualified and/or non-qualified retirement savings plans for 2003.

2. Any accrued vacation pay is included as part of the severance benefit listed in paragraph C.(1) of the Agreement.

3. Coverage under The Dixie Group, Inc. long-term disability and group life insurance ends on Employee's last active day of employment.

4. Employee is eligible to continue medical and/or dental insurance under the Consolidated Omnibus Budget Reconciliation Act (COBRA) after the last day of active employment if desired by Employee. Premiums for this coverage will be at the same rate as required for active associates until Employee's COBRA eligibility ends.

    The health benefits continuation plan letter (to be forwarded to Employee's home) explains Employee's rights under COBRA the amounts of Employee's premiums, and when/how Employee must pay that premium. For Employee's information, all COBRA premiums must be paid by Employee by separate check and will not be deducted from Employee's severance payments.

    Employee's spouse will be entitled to continue COBRA for medical and dental insurance, single contract only, at the full COBRA rate from February 1, 2005 through July 31, 2006.

    From August 1, 2006 until the end of the month following your spouse's 65th birthday, she may continue medical and dental coverage through The Dixie Group early retiree insurance program at the published rates for those early retiree plans.

    __/s/ Paul K. Frierson Date: 7/31/03__   By: __/s/ W. Derek Davis   Date: 7/31/03__
                                                                    Vice President of Human Resources

5. If death occurs prior to the full payment of severance, the remainder will be paid to the estate of Paul K. Frierson.

        __/s/ pkf__   __/s/ wdd__   Dated: 8/15/03

ATTACHMENT B

The Company has omitted Attachment B to this exhibit, and agrees to furnish supplementally a copy of the omitted attachment to the Commission upon request.